03014497

**AA 3/5/2003

3-7-03

PROCESSING
SEC MAIL
RECEIVED
MAR - 4 2003
WASH. D.C.
181
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42805

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 21/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KALIN ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 BROADWAY, SU 1601
(No. and Street)

NEW YORK (City) N.Y. (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHARON J KALIN 212 809 6400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT SPONTAK, CPA
(Name — *if individual, state last, first, middle name*)

75 EIGTH AVENUE, BROOKLYN, N.Y. 11215
(Address) (City) (State) Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 2 0 2003

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, SHARON J KALIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KALIN ASSOCIATES, INC., as of Dec 31, ~~19~~xx 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

RISK ARBITRAGE MONTIOR PROFIT SHARING ACCOUNT / KEOGH

PERSHING CUSTODIAN ACCOUNT:

SHARON J KALIN, PERSONAL ACCOUNT

Signature

PRESIDENT

Title

SWORN TO BEFORE ME THIS 27 DAY OF February 2003
NOTARY PUBLIC

Notary Public

JEFFREY G. CANIZARES
Notary Public, State Of New York
No. 01CA6060593
Qualified In New York County
Commission Expires June 25, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT J. SPONTAK
Certified Public Accountants
75 EIGHTH AVENUE
BROOKLYN, NEW YORK 11215-1511
(718) 622-3780 Fax (718) 636-3114-11

Member: American Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

January 27, 2003

Board of Directors
Kalin Associates, Inc.
50 Broadway, Suite #1601
New York, New York 10004

In planning and performing my audit of the financial statements of Kalin Associates, Inc. for the year ended December 31, 2002 I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Kalin Associates, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customer securities or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

KALIN ASSOCIATES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2002

ROBERT J. SPONTAK
Certified Public Accountants
75 EIGHTH AVENUE, BROOKLYN, NEW YORK 11215-1511

CONTENTS

ROBERT J. SPONTAK
Certified Public Accountants
75 EIGHTH AVENUE
BROOKLYN, NEW YORK 11215-1511
(718) 622-3780 Fax (718) 636-3114-11

Member: American Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

Independent Auditor's Report

The Board of Directors
Kalin Associates, Inc.

I have examined the balance sheet of Kalin Associates, Inc. as of December 31, 2002 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kalin Associates, Inc. as of December 31, 2002, and the results of its operations and changes in stockholder's equity and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brooklyn, New York
January 27, 2003

KALIN ASSOCIATES, INC.
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Current Assets		
Cash and equivalents		$ 215,886
Investments		45,480
Receivables		104,962
Prepaid expenses		24,000
Employee loan		49,000
		439,328
Fixed Assets		-
Other Assets		
Deposits with clearing organization	100,000	
Security deposits	11,049	
Other assets	82,617	
		193,666
Total Assets		$ 632,994

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 15,907
State and local income tax	811
Due to stockholder	105,000
	121,718
Stockholder's Equity	511,276
Total Liabilities and Stockholder's Equity	$ 632,994

See notes to financial statements and auditor's report.

KALIN ASSOCIATES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

Revenues:		
Floor broker fee		$ 584,227
Commissions		479,350
Interest		2,224
Dividends		8,773
Facility fees		7,476
Unrealized gain (loss)		(28,666)
Other		17,812
		1,071,196
Expenses:		
Payroll	$ 226,671	
Floor brokerage	337,550	
Commissions	4,670	
Rent	65,568	
Floor facility fees	32,594	
Telecommunications	36,519	
Error expense	96,668	
Accounting and legal	9,260	
Payroll tax and insurance	28,821	
Clearing expenses and fees	32,562	
Input data charges	9,164	
Registration and filing fees	18,187	
Seat lease fee	79,500	
Interest expense	993	
Insurance	3,596	
Travel and entertainment	4,410	
Miscellaneous	4,676	
Supplies	3,343	
		994,752
Income Before Income Taxes		76,444
Income Taxes (Note 9)		792
Net Profit		$ 75,652

See notes to financial statements and auditor's report.

KALIN ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance, January 1	$ 17,400	$ 470,611	$ (52,387)	$ 435,624
Net Profit	-	-	75,652	75,652
Balance, December 31	$ 17,400	$ 470,611	$ 23,265	$ 511,276

See notes to financial statements and auditor's report.

KALIN ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$ 75,652
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		-
		75,652
Changes in assets and liabilities		
Other Receivables	$ (65,602)	
Prepaid expenses	(24,000)	
Employee loan	(49,000)	
Other assets	(94)	
Accounts payable	(35,432)	
State and local tax payable	17	
		(174,111)
		(98,459)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of mutual funds		(45,480)
CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowing from stockholder		105,000
Net decrease in cash		(38,939)
Cash - January 1		254,825
Cash - December 31		$ 215,886

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$ 993
Income taxes	$ 775

See notes to financial statements and auditor's report.

KALIN ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 Organization

The company is a broker-dealer specializing in the trades of institutions.

NOTE 2 Summary of Significant Accounting Policies

This summary of significant accounting policies of the company is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, which is responsible for their integrity and objectivity.

a. Property and Equipment

The cost of property and equipment is depreciated over the estimated useful lives of the related assets.

b. Financial Instruments

Financial instruments of the company consist primarily of short term assets and payables. Their carrying amounts approximate fair values because of the short maturity of these instruments.

c. Statement of Cash Flows

For the purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of six months or less to be cash equivalents.

NOTE 3 Use of Estimates

The company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE 4 Investments

At December 31, 2002 the Company owned 12,000 shares of a equity mutual fund with a cost of $ 74,146.

NOTE 5 Deposits With Clearing Organization

Customers accounts are introduced and cleared on a fully disclosed basis through Pershing and Company ("Pershing").

A deposit is held by Pershing to indemnify the carrying broker against the failure of the company's customers to perform their obligations with respect to their accounts. The deposit consists of cash.

NOTE 6 Other Assets

Other assets primarily consists of receivables from Adler Coleman, the Company's previous clearing broker, who went into bankruptcy in 1995. In 1997, at the demand of the bankruptcy trustee, an additional $ 104,511 deposit was made to Adler Coleman, to replace monies erroneously returned to the organization in prior years. A reserve of $ 50,000 was taken in 1997 against the new deposit.

At December 31, 2002 the receivables from Adler Coleman have been stated at what is reasonably expected to recovered.

Other assets also includes $ 3,300 for the purchase of NASD stock.

NOTE 7 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition the ability to withdraw equity capital or pay cash dividends is also dependent upon meeting predefined levels of net capital adequacy.

At December 31, 2002 the Company had net capital and net capital requirements of $ 335,319 and $ 8,115 respectively. The Company's ratio of aggregate indebtedness to net capital was .362 to 1.

NOTE 8 Capital Stock

At December 31, 2002 there were 200 no par value shares authorized; 10 shares issued and outstanding.

KALIN ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 9 Income Taxes

The Company has elected to be treated as a subchapter S corporation for tax purposes. As such there are no federal taxes due. The current provision for income tax consists of an over accrual of 2000 corporate income taxes owed to New York State and New York City.

NOTE 10 Office Space Rental

The company occupies space under a five year lease, expiring November 30, 2004. Required rent is $ 73,038 per year, with rent escalations.

The company obtains an abatement against payments each year from New York City under the Commercial Revitalization Program. In 2002, $ 5,975 was returned.

NOTE 11 Related Party Transactions

Office facilities are shared with other companies owned by the shareholder. In 2002, $ 8,750 was received as reimbursement of rent and telecommunications expense.

Payments of $ 48,000 were made to the stockholder as lease rental for a New York Stock Exchange ("NYSE") membership seat.

NOTE 12 Concentration of Risk

At December 31, 2002 Kalin had no significant concentrations of credit risk or customer risk.

NOTE 13 Seat Lease Fees

The company is currently paying $ 51,750 monthly in NYSE seat lease fees. Of this amount $ 24,000 is paid to the stockholder as described in Note 12. These leases will expire in May 2003 and October 2003.

NOTE 14 Enforcement Proceedings

The Company is currently negotiating with the New York Stock Exchange Enforcement Division concerning violations for the period from 1999 through 2002. The Company intends to vigorously defend its actions, however, a payment is expected to be made as a result.

SUPPLEMENTARY SCHEDULES

SCHEDULE I

KALIN ASSOCIATES, INC.
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 511,276
Less:		
Employee loan	$ 49,000	
Prepaid asset	24,000	
Security deposits	11,049	
Other assets	82,617	
		166,666
Net capital before haircuts		344,610
Haircuts		9,291
NET CAPITAL		$ 335,319

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital requirement (6 2/3%of aggregate indebtedness)	$ 8,115
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above)	$ 8,115

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$ 15,907
State and local taxes payable	811
Due to stockholder	105,000
	$ 121,718

SCHEDULE II

KALIN ASSOCIATES, INC.
DECEMBER 31, 2002

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF RULE 15C3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS OF RULE 15C3-3

The company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

The company, therefore, meets the requirements of paragraph (k)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X-17A-5 OF THE SAME DATE

Net capital per FOCUS report	$ 329,270
Adjustment of income taxes	6,049
Net capital per audit report	$ 335,319